TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 14, 2025

Dear Sir/ Madam,

Sub: Update on McCamish Cyber Incident – Proposed Settlement of All Class Action Lawsuits

In continuation to our statement dated November 3, 2023 and subsequent updates provided in our financial statements in respect of six class action lawsuits that were filed in the United States, we would like to update that Infosys has reached an agreement in principle with the plaintiffs of these lawsuits pending against Infosys McCamish Systems LLC ("McCamish") and a few McCamish's customers. This proposed agreement would settle all the pending class action lawsuits and resolve all allegations made in this matter.

On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an agreement in principle, which sets forth the terms of a proposed settlement of class action lawsuits against McCamish, as well as class action lawsuits that have been filed against McCamish's customers. Under the proposed settlement terms, McCamish has agreed to pay $17.5 million into a fund, to settle these matters. The proposed terms are subject to confirmation and due diligence by the plaintiffs, finalization of the terms of the settlement agreement, as well as preliminary and final court approval. Once approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability.

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com.

Yours sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.03.14 19:43:39 +05'30'

A.G.S. Manikantha
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com